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SEC FILE NUMBER
8-34999

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: UMB Financial Services, Inc.
(a wholly owned subsidiary of UMB Bank, n.a.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

928 Grand Boulevard
(No. and Street)

Kansas City	Missouri	64106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Gates — (816) 860-8796 (Area Code - Telephone No.)

Chief Financial Officer and Chief Operating Officer

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - if individual, state last, first, middle name)

1000 Walnut Street, Suite 1000	Kansas City	Missouri	64106-2162
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/11/15

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

TABLE OF CONTENTS

UMB Financial Services, Inc.

(A Wholly Owned Subsidiary of UMB Bank, n.a.)

SEC I.D. No. 8-34999

Financial Statements as of and for the Year Ended December 31, 2014, Supplemental Schedules as of December 31, 2014 and Report of Independent Registered Public Accounting Firm thereon

Filed Pursuant to Rule 17a-5(e)(3) as a **PUBLIC** Document

AFFIRMATION

I, Angela Gates, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to UMB Financial Services, Inc. (the "Company") (a wholly owned subsidiary of UMB Bank, n.a.) as of and for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Angela Gates 2-25-15

Signature Date

CFO-COO

Title

NIKKI KING
Notary Public - Notary Seal
STATE OF MISSOURI
Cass County
My Commission Expires: Oct. 7, 2015
Commission # 11417660

Nikki King 2-25-15

Notary Public

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash on deposit with affiliate bank	$4,583,681
Trading securities - At fair value	1,315,171
Receivable from clearing broker	46,945
Other receivable	171,171
Deferred income tax assets, net	307,117
Property and equipment — Net of accumulated depreciation of $19,470	3,700
Total assets	$6,427,785

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Sales commission payable	$ 247,471
Deferred compensation plan	554,068
Accrued profit sharing payable	162,381
Other accruals	245,288
Income tax payable to affiliate bank	321,486
Payable to affiliate	13,255
Total liabilities	1,543,949
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value — 1,000 shares authorized, issued, and outstanding	100,000
Additional paid-in capital	1,050,000
Retained earnings	3,733,836
Total stockholder's equity	4,883,836
TOTAL	$6,427,785

See notes to financial statements.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2014

REVENUES:	
Fees	$6,627,845
Commissions	4,227,484
Investment income and other	233,250
Total revenues	11,088,579
EXPENSES:	
Employee compensation and benefits	6,125,844
Data processing	908,367
Clearing costs	842,964
Management fees	451,038
Advisor Commissions	397,911
License & Registration	129,725
Technology subscriptions	123,596
Travel & Entertainment	114,531
Legal	86,951
Communications	14,292
Occupancy and equipment rental	17,879
Other	171,394
Total expenses	9,384,492
INCOME BEFORE INCOME TAXES	1,704,087
INCOME TAX EXPENSE	634,379
NET INCOME	1,069,708

See notes to financial statements.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

STATEMENT OF CHANGE IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE — December 31, 2013	$100,000	$1,050,000	$2,664,128	$ 4,736	$3,818,864
Net income	-	-	1,069,708	-	1,069,708
Change in net unrealized gains on securities	-	-	-	(4,736)	(4,736)
BALANCE — December 31, 2014	$100,000	$1,050,000	$3,733,836	$ -	$4,883,836

See notes to financial statements.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,069,708
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	668
Deferred income taxes	41,340
Net increase in trading securities	(545,426)
Changes in:	
Receivable from clearing broker	92,928
Other receivable	(16,762)
Sales commission payable	(62,187)
Deferred compensation plan	175,746
Accrued profit sharing payable	(11,131)
Other accruals	(140,378)
Income taxes payable to affiliate bank	221,453
Payable to affiliate	3,436
Total cash flows provided by operating activities	829,395
NET INCREASE IN CASH ON DEPOSIT WITH AFFILIATE BANK	829,395
CASH ON DEPOSIT WITH AFFILIATE BANK — Beginning of year	3,754,286
CASH ON DEPOSIT WITH AFFILIATE BANK — End of year	$ 4,583,681
SUPPLEMENTAL CASH FLOW INFORMATION — Income taxes paid to affiliate bank	$ 372,000

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Description and Operations — UMB Financial Services, Inc. (the "Company") is a registered securities broker and dealer and investment adviser. The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation. The Company is a wholly owned subsidiary of UMB Bank, n.a. (UMB Bank), which is a wholly owned subsidiary of UMB Financial Corporation (UMBFC).

The Company is organized primarily to provide transaction services in a variety of investment securities for the general public. The Company offers brokerage and custodial services to its customers (including affiliate and correspondent banks) through the facilities of National Financial Services LLC (NFS), another registered securities broker and dealer, and a wholly owned subsidiary of Fidelity Brokerage Group, Inc. The Company's business is reliant upon its relationship with UMBFC and related affiliate banks. Therefore, the Company's financial condition and operations could be materially different if the Company operated on a stand-alone basis.

The Company's clearing broker is NFS, who clears all of the Company's securities transactions with and for customers on a fully disclosed basis. The Company promptly forwards all funds and securities to NFS and does not otherwise hold funds or securities for, or owe money or securities to customers. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act").

Pursuant to an agreement between the Company and its clearing broker (NFS), NFS is required to perform a computation for proprietary accounts of introducing brokers assets similar to the customer reserve computation. Therefore, proprietary accounts held at the clearing broker are considered allowable assets in the net capital computation.

Cash on Deposit With Affiliate Bank — Cash on deposit with affiliate bank includes cash held by the Company through UMB Bank and used for operations and cash in transit deposited by the Company's customers that is designated for payment to a third party. For all funds received on behalf of customers, the Company records an offsetting account payable and makes payment on behalf of the customer the next business day.

Trading Securities — Marketable securities held by UMB Bank, which consist of U.S. government and agency obligations, are carried at fair value based on quoted market prices for those or similar securities, with unrealized gains or losses included in the investment income and other line on the statement of income. Such transactions are recorded on a trade date basis.

Receivable from Clearing Broker — Receivable from Clearing Broker consists of commissions receivable from a third party clearing broker. These commissions are transaction-based fees that are recorded when earned.

Other Receivable — Other receivables consist of 401(k) fees, 12b-1 fees, and variable annuity receivables that are not processed through a clearing broker. These receivables are transaction-based fees that are recorded when earned.

Property and Equipment — Property and equipment are recorded at cost less accumulated depreciation and are depreciated using the straight-line method over their estimated useful lives, ranging from three to seven years.

Commissions — Commission revenues and expenses are recorded on a trade date basis. Commissions represent transaction-based fees that are recorded when earned.

Fees — Fees represent asset-based and transaction-based fees that are earned from customers. Fees are recognized when earned.

Income Taxes — The Company accounts for income taxes under the asset and liability method. Under the asset and liability method deferred taxes are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. No valuation allowance has been recorded as of December 31, 2014. The Company files consolidated federal and state income tax returns with UMBFC and its subsidiaries. With limited exceptions, the Company is no longer subject to examination by tax authorities for years prior to 2011. Income taxes are computed utilizing the incremental consolidated tax rates. The Company's current income taxes are payable to UMB Bank, n.a. in accordance with a tax sharing agreement.

Under the Company's tax sharing agreement, for consolidated state tax returns, tax is to be allocated in accordance with allocating federal expense/benefit, unless applicable law requires a different method of allocation.

The Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. Based on its evaluation, the Company has determined that there were no significant uncertain tax positions requiring recognition in the accompanying financial statements. As of December 31, 2014, the Company had no accrued interest or penalties related to uncertain tax positions.

Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events — The Company has evaluated subsequent events through February 25, 2015, which is the date the financial statements were available to be issued. As a result of this evaluation, the Company noted no subsequent events that require adjustments to, or disclosure in these financial statements.

2. **RELATED-PARTY TRANSACTIONS**

The Company entered into the following related party transactions with UMBFC and its subsidiaries:

Purpose	Amount	Related Party	Statement	Classification
Income taxes	$ 634,379	UMB Financial Corporation	Income	Income tax expense
Management fees	451,038	UMB Financial Corporation	Income	Management fees
401(k) profit sharing contributions	162,381	UMB Financial Corporation	Financial Condition	Accrued profit sharing payable
Stock-based compensation	75,871	UMB Financial Corporation	Income	Employee compensation & benefits
Trust relationship manager fees	153,038	UMB Bank, N.A.	Income	Commissions
Support services	80,303	UMB Bank, N.A.	Income	Other
Corporate underwriting referral fees	31,389	UMB Bank, N.A.	Income	Other
Variable annuity fees	372,133	UMB Insurance, Inc.	Income	Advisor commissions
Fixed annuity fees	118,638	UMB Insurance, Inc.	Income	Commissions
Group life insurance fees	461,771	UMB Insurance, Inc.	Income	Commissions
Individual life fees	304,080	UMB Insurance, Inc.	Income	Commissions
Individual health insurance fees	7,742	UMB Insurance, Inc.	Income	Commissions

Income taxes - UMBFC charges the Company for their allocation of current and deferred federal and state income tax expense based on the Company's share of the consolidated tax expense.

Management fees & support services – UMBFC charges the Company a monthly management fee for its proportional share of actual expenses of certain operational and administrative functions. UMB Bank charges the Company for various support services, including data processing, communications, and office occupancy. -These amounts are based on the costs to provide the services and do not necessarily represent the cost of the services had they been obtained from a third party.

401(k) profit sharing & stock-based compensation - The Company participates in the qualified 401(k) profit sharing plan administered by UMBFC that permits participants to make contributions by salary deduction. The Company makes matching contributions and may elect to make discretionary payments to the plan. Additionally, the Company participates in the Long-Term Incentive Compensation Plan (LTIP) administered by UMBFC. The plan consists of performance-based and service-based stock grants, along with non-qualified stock options.

Trust relationship management fees - The Company receives fees from UMB Bank for acting as relationship manager for certain trust customers to act as an agent in this relationship and to provide fiduciary services.

Corporate debt underwriting referral fees – UMB Bank charges the Company a five percent fee on net receipts for referring institutional underwriting services. The company participates in an underwriting syndicate acting as a co-manager in underwriting arrangements.

Annuity fees - UMB Insurance, Inc. (UMB Insurance) charges the Company for administrative services provided on variable annuity products sold by the Company. Variable annuity products are investment products sold by the Company and administered by UMB Insurance. Additionally, UMB Insurance

enters into fixed annuity contracts with customers. The Company sells the investment product and receives fees from UMB Insurance for those services.

Insurance fees - UMB Insurance enters into group life, individual life, and individual health insurance contracts with customers. The Company sells the investment products and receives fees from UMB Insurance for those services.

3. NET CAPITAL REQUIREMENT

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Act. Rule 15c3-1 requires minimum net capital to be the greater of $250,000 or 6-2/3% of aggregate indebtedness. As of December 31, 2014, the Company had net capital, as defined, of $4,546,603, which was $4,296,603 in excess of its minimum net capital requirement of $250,000. Additionally, the ratio of aggregate indebtedness to net capital for the Company may not exceed 15 to 1. The Company's ratio of aggregate indebtedness to net capital was 0.34 to 1 as of December 31, 2014.

4. INCOME TAXES

The provision for income tax expense for the year ended December 31, 2014 consists of the following:

Current tax expense:	
Federal	$ 512,753
State	80,286
Total current tax expense	593,039
Deferred tax expense:	
Federal	46,202
State	(4,862)
Total deferred tax expense	41,340
Total tax expense	$ 634,379

The provision for income taxes differs from the amounts computed by applying the federal tax rate of 35% to income before income taxes. The reasons for these differences at December 31, 2014 are as follows:

Tax expense at statutory rate of 35%	$ 596,430
State income taxes — net of federal effect	49,026
Non-deductible expenses	6,668
Other	(17,745)
Total	$ 634,379

As of December 31, 2014, the Company had $321,486 of income taxes payable recorded of which the balance principally relates to amounts due to affiliates for its share of taxes related to consolidated federal and state taxes.

The tax effects of temporary differences that give rise to the significant portions of the deferred taxes at December 31, 2014 are as follows:

Deferred tax assets:		
Accrued profit sharing	$	213
Stock compensation		50,144
Deferred compensation		211,760
Deferred fee income		45,813
Total deferred tax assets		307,930
Deferred tax liabilities:		
Property and equipment		(813)
Total deferred tax liabilities		(813)
Net deferred income tax asset	$	307,117

Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income; therefore, no valuation allowance against deferred tax assets is necessary.

5. COMMITMENTS AND CONTINGENCIES

The Company's customer accounts are carried by NFS. All execution and clearing services are also performed by NFS. The agreement between the Company and NFS stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. The settlement of open transactions as of December 31, 2014, did not have a material effect on the Company's financial statements.

As a securities broker and dealer, the Company is engaged in various securities trading activities. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. The Company manages its risk in this area through NFS's monitoring of customer position and credit limits and collateral. Additional collateral is required from customers where appropriate.

During the year ended December 31, 2014, the Company had no pending or threatened litigation.

6. GUARANTEES

The Company has provided a guarantee to its clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no liability is carried on the statement of financial condition for these transactions.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments include cash on deposit with affiliated bank, trading securities, receivable from clearing broker, payable to affiliate. The estimated fair value of such financial instruments at December 31, 2014, approximate their carrying value as reflected in the statement of financial condition.

The Company classifies its fair value measurements in accordance with Accounting Standards Codification 820, *Fair Value Measurement.* ASC 820 establishes a hierarchy for determining the fair value of a financial instrument. The hierarchy consists of three levels of valuations based on the evidence used to determine the valuation. ASC 820 requires that the highest level of valuation available be used. A "Level 1" valuation is a quoted market price for an identical asset in a market that is actively trading. A valuation is considered to be "Level 2" when a quoted market price in an active market is not available, but all necessary inputs into the calculation of fair value represent data observable in an active market. A valuation is considered "Level 3" when any significant component of the fair value calculation is based on data that is not observable in an active market, but rather is based on estimates by management. Investment securities measured at fair value on a recurring basis are summarized below as of December 31, 2014. There was no transfer between valuation levels during the year.

	Fair Value Using			Total
	Level 1	Level 2	Level 3	Fair Value
Trading securities — U.S. government and agencies	$ -	$1,315,171	$ -	$1,315,171

* * * * * *

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2014

	As Audited	Adjustments*	As filed in Form X-17A-5 on January 13, 2015
TOTAL STOCKHOLDER'S EQUITY	$ 4,883,836	$ (57,352)	$ 4,826,484
DEDUCTIONS AND CHARGES:			
Property and equipment, net	3,700		3,700
Deferred income tax asset, net	307,117	27,308	334,425
Total non-allowable assets	310,817	27,308	338,125
Other deductions and charges			
Haircuts on securities positions	26,416	-	26,416
Total	337,233	27,308	364,541
NET CAPITAL	$ 4,546,603	$ (84,660)	$ 4,461,943
AGGREGATE INDEBTEDNESS:			
Total liabilities	$ 1,543,949	110,252	$ 1,654,201
COMPUTATION OF NET CAPITAL REQUIREMENT — Minimum net capital required (the greater of the minimum dollar net capital requirement of $250,000 or 6-2/3% of aggregate indebtedness)	$ 250,000		$ 250,000
EXCESS NET CAPITAL	$ 4,296,603	$ (84,660)	$ 4,211,943
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.34 to 1		0.37 to 1

* The adjustments noted above are post-closing entries subsequent to the filing of the X-17A-5 associated with the income tax allocation from the parent company. These adjustments have no impact to the Company's compliance with Rule 15c3-1.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2014

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
UMB Financial Services, Inc.:

We have audited the accompanying statement of financial condition of UMB Financial Services, Inc. as of December 31, 2014, and the related statements of income, change in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UMB Financial Services, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules (f), (g), and (h) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules (f), (g), and (h) is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

February 25, 2015

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
UMB Financial Services, Inc.:

We have reviewed management's statements, included in the accompanying UMB Financial Services, Inc.'s Exemption Report (the Exemption Report), in which (1) UMB Financial Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

February 25, 2015

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
UMB Financial Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by UMB Financial Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2015